Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2020 and for the three-month AND NINE-MONTH periodS ended September 30, 2020 and 2019

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2020 and for the three-month AND Nine-MONTH periodS ended September 30, 2020 and 2019

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)	5
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	7
Condensed Interim Consolidated Statements of Cash Flows	8
Notes to Condensed Interim Consolidated Financial Statements	9

2

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	September 30, 2020	December 31, 2019
	$	$
ASSETS
Current Assets
Cash and cash equivalents	21,746	7,838
Trade and other receivables (note 5)	841	658
Inventory	371	1,203
Prepaid expenses and other current assets	358	1,211
Total current assets	23,316	10,910
Restricted cash equivalents	325	364
Right of use assets (note 6)	171	582
Property, plant and equipment	25	35
Identifiable intangible assets	28	40
Goodwill (note 7)	8,406	8,050
Total assets	32,271	19,981
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 8)	936	2,148
Current provision for restructuring and other costs (note 9)	117	418
Income taxes payable	—	1,448
Current portion of deferred revenues	619	991
Current portion of lease liabilities (note 10)	125	648
Current portion of warrant liability (note 11)	—	6
Total current liabilities	1,797	5,659
Deferred revenues	128	185
Lease liabilities (note 10)	76	255
Warrant liability (note 11)	—	2,249
Employee future benefits (note 12)	14,851	13,788
Provision for restructuring and other costs (note 9)	271	308
Total liabilities	17,123	22,444
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	235,008	224,528
Warrants (notes 11 and 13)	12,402	—
Other capital	89,489	89,806
Deficit	(321,363)	(316,891)
Accumulated other comprehensive income (loss) (“AOCI”)	(388)	94
Total shareholders’ equity (deficiency)	15,148	(2,463)
Total liabilities and shareholders’ equity (deficiency)	32,271	19,981

Commitments and contingencies (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Pierre-Yves Desbiens
Carolyn Egbert Chair of the Board	Pierre-Yves Desbiens Director

4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the three MONTHS ended September 30, 2020 and 2019

(In thousands of US dollars, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - July 1, 2020	23,584,071	226,724	4,237	89,467	(319,592)	95	931
Net (loss)	—	—	—	—	(1,136)	—	(1,136)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(483)	(483)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(635)	—	(635)
Comprehensive (loss)	—	—	—	—	(1,771)	(483)	(2,254)
Reclassification of warrant liability to equity (note 11(b))		—	3,140	—	—	—	3,140
Issuance of common shares and warrants, net of transaction costs (note 13)	39,094,542	8,284	5,025	—	—	—	13,309
Share-based compensation costs (note 14)	—	—	—	22	—	—	22
Balance – September 30, 2020	62,678,613	235,008	12,402	89,489	(321,363)	(388)	15,148

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - July 1, 2019	16,632,410	223,140	—	89,824	(315,977)	(15)	(3,028)
Net income	—	—	—	—	(331)	—	(331)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	377	377
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(536)	—	(536)
Comprehensive (loss)	—	—	—	—	(867)	377	(490)
Issuance of common shares, net of transaction costs (note 13)	3,325,000	1,290	—	—	—	—	1,290
Exercise of deferred share units (note 13)	37,100	101	—	(121)			(20)
Share-based compensation costs	—	—	—	55	—	—	55
Balance – September 30, 2019	19,994,510	224,531	—	89,758	(316,844)	362	(2,193)

5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the NiNE months ended september 30, 2020 and 2019

(In thousands of US dollars, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net (loss)	—	—	—	—	(3,807)	—	(3,807)
Other comprehensive loss:
Foreign currency translation adjustments	—				—	(482)	(482)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—		(665)	—	(665)
Comprehensive (loss)	—				(4,472)	(482)	(4,954)
Reclassification of warrants to equity (note 11(b))	—	—	7,377	—	—	—	7,377
Issuance of common shares and warrants, net of transaction costs (note 13)	42,684,103	10,480	5,025	(362)	—	—	15,143
Share-based compensation costs (note 14)	—	—	—	45	—	—	45
Balance – September 30, 2020	62,678,613	235,008	12,402	89,489	(321,363)	(388)	15,148

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	—	89,342	(309,781)	11	1,907
Net (loss)	—	—	—	—	(5,036)	—	(5,036)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	351	351
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(2,027)	—	(2,027)
Comprehensive (loss)	—	—	—	—	(7,063)	351	(6,712)
Exercise of warrants, stock options and deferred share units	228,750	906	—	(329)	—	—	577
Issuance of common shares and warrants, net of transaction costs	3,325,000	1,290	—	—	—	—	1,290
Share-based compensation costs	—	—	—	745	—	—	745
Balance – September 30, 2019	19,994,510	224,531	—	89,758	(316,844)	362	(2,193)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three AND nine months ended september 30, 2020 and 2019

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
	$	$	$	$
Revenues (note 4)
Royalty income	23	8	47	29
Product sales	—	—	1,016	129
Supply chain	87	256	168	301
Licensing revenue	18	19	55	55
Total revenues	128	283	1,286	514
Operating expenses
Cost of sales	33	—	907	101
Research and development costs	372	475	880	1,574
General and administrative expenses	1,180	1,364	3,445	4,924
Selling expenses	283	377	730	1,176
Restructuring costs (note 9)	—	—	—	773
Impairment (reversal) of right of use asset	—	(125)	—	276
Gain on modification of building lease (notes 6 and 10)	—	—	(219)	—
Impairment of prepaid asset	—	—	—	169
Total operating expenses (note 14)	1,868	2,091	5,743	8,993
Loss from operations	(1,740)	(1,808)	(4,457)	(8,479)
Gain due to changes in foreign currency exchange rates	211	3	237	61
Gain on change in fair value of warrant liability (note 11)	816	2,120	1,147	3,985
Other finance (costs)	(423)	(646)	(734)	(603)
Net finance income	604	1,477	650	3,443
Net (loss)	(1,136)	(331)	(3,807)	(5,036)
Other comprehensive (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(483)	377	(482)	351
Items that will not be reclassified to profit or loss:
Actuarial (loss) on defined benefit plans (note 12)	(635)	(536)	(665)	(2,027)
Comprehensive (loss)	(2,254)	(490)	(4,954)	(6,712)
Net (loss) per share [basic and diluted]	(0.02)	(0.02)	(0.11)	(0.31)
Weighted average number of shares outstanding (note 19):
Basic	56,211,486	16,887,819	33,832,136	16,651,969
Diluted	56,211,486	16,887,819	33,832,136	16,651,969

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Condensed Interim Consolidated Statements of Cash Flows

For the three AND nine months ended September 30, 2020 and 2019

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities
Net (loss) for the period	(1,136)	(331)	(3,807)	(5,036)
Items not affecting cash and cash equivalents:
(Gain) on change in fair value of warrant liability (note 11)	(816)	(2,120)	(1,147)	(3,985)
Transaction costs of warrants issued and expensed as finance cost (note 13)	422	545	732	545
Provision for restructuring costs utilized (note 9)	(11)	—	(359)	773
Depreciation and amortization	42	119	188	255
Impairment (reversal) of right of use asset	—	(125)	—	276
Impairment of prepaid asset	—	—	—	169
Gain on modification of building lease (notes 6 and 10)	—	—	(219)	—
Share-based compensation costs	68	55	45	745
Employee future benefits (note 12)	58	60	157	196
Amortization of deferred revenues	(27)	(19)	(64)	(55)
Foreign exchange (loss) on items denominated in foreign currencies	(263)	(12)	(295)	(61)
Gain on disposal of property, plant and equipment	—	(3)	(2)	(6)
Other non-cash items	2	—	9	—
Interest accretion on lease liabilities (note 10)	(2)	(15)	(17)	(53)
Payment of income taxes	—	—	(1,448)	—
Changes in operating assets and liabilities (note 15)	(130)	(749)	(420)	(1,534)
Net cash used in operating activities	(1,793)	(2,595)	(6,647)	(7,771)
Cash flows from financing activities
Issuance of common shares and warrants (notes 13 and 11, respectively)	19,000	4,988	23,500	4,988
Transaction costs (note 13)	(2,158)	(786)	(2,767)	(786)
Proceeds from exercise of warrants, options and deferred share units	—	—	—	314
Payments on lease liabilities (note 10)	(49)	(152)	(248)	(462)
Net cash provided by financing activities	16,793	4,050	20,485	4,054
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	—	6	—
Change in restricted cash equivalents	—	—	50	50
Net cash provided by investing activities	—	—	56	50
Effect of exchange rate changes on cash and cash equivalents	3	(276)	14	17
Net change in cash and cash equivalents	15,003	1,179	13,908	(3,650)
Cash and cash equivalents – Beginning of period	6,743	9,683	7,838	14,512
Cash and cash equivalents – End of period	21,746	10,862	21,746	10,862

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

8

Notes to Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2020 and for the three AND nine months ended September 30, 2020 and 2019

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

1.	Summary of business and liquidity and basis of preparation

Summary of business and liquidity

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo Nordisk A/S (“Novo”). Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the European Medicines Agency (“EMA”) and FDA, the Company’s sole development activity. In November 2019, Novo contracted the Company’s wholly owned German subsidiary (“AEZS Germany”) to provide supply chain services for the manufacture of Macrilen™ (macimorelin). In April 2020, we announced the results from AEZS-130-P01 (“Study P01”) to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having growth hormone deficiency. The Company plans to proceed with the pivotal second study, AEZS-130-P02 (“Study P02”), with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the pediatric investigation plan (“PIP”) agreement with the EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency.

Liquidity

As at September 30, 2020, a limited portion of the Company’s cash is held in AEZS Germany, the Company’s principal operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. Management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In September 2019 and February, July and August of 2020 the company completed financings resulting in total funding (net of transaction costs) of $24,933 (note 13). All of this cash was deposited in AEZS Canada accounts. As AEZS Germany has a limited portion of the Company’s cash, The parent company can support cash needs of the German subsidiary from the funds provided through the financing transactions.

9

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. To date, the Company has not experienced significant business disruption from COVID-19.

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on November 5, 2020.

The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements except as noted below:

Share purchase warrants

The Company accounts for share purchase warrants that meet the fixed-for-fixed criteria as equity-settled. Such share purchase warrants are accounted for by using the relative fair value method whereby the total gross proceeds of the financing are allocated to each of common shares and share purchase warrants based on their relative fair values.

Deferred share units

Deferred share units (“DSUs”) are classified as other capital. The Company grants DSUs to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive (loss) income. At the time of redemption, each DSU may be exchanged for one common share of the Company.

Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

2.	Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

10

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

3.	Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS Pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(d)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

11

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

4.	Licensing arrangement and supply chain agreement

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the Adult Indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA under the agreed Pediatric Investigation Plan (“PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited (“Strongbridge”), effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales. The service agreement under which Novo agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. was terminated as of December 1, 2019.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC has met regularly to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

Royalty income earned under the License Agreement for the nine-month period ended September 30, 2020 was $47 (2019 - $29) and, during the nine-month period ended September 30, 2020, the Company invoiced Novo $324 for its share of PIP study costs (2019 - $809) that are recorded within research and development costs on the condensed interim consolidated statements of comprehensive loss.

12

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain Active Pharmaceutical Ingredients (“API”) and semi-finished goods, as well as the provision of ongoing support activities. During the nine-month period ended September 30, 2020, the Company invoiced Novo $153 for supply chain activities and recognized as revenue $150 (2019 – $968 invoiced and recognized as revenue $288) and invoiced and recognized as revenue $1,016 in product sales (2019 - $129).

5.	Trade and other receivables

	September 30, 2020	December 31, 2019
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2019 - $55))	61	210
Value added tax and income tax receivable	587	254
Other	193	194
	841	658

6.	Right of use assets

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2020	757	106	863
Modification of building lease	(259)	—	(259)
Disposals	—	(21)	(21)
Impact of foreign exchange rate changes	22	4	26
At September 30, 2020	520	89	609

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2020	242	39	281
Disposals	—	(20)	(20)
Depreciation	142	23	165
Impact of foreign exchange rate changes	11	1	12
At September 30, 2020	395	43	438

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
At September 30, 2020	125	46	171
As at December 31, 2019	515	67	582

13

Upon the renegotiation of the building lease agreement completed effective April 30, 2020 (note 10), a modification was recorded to the building right of use asset in the amount of $259, representing the reduction in the square footage leased from the landlord.

7.	Goodwill

The change in carrying value is as follows:

Carrying amount
$
At January 1, 2019	8,210
Impact of foreign exchange rate changes	(160)
At December 31, 2019	8,050
Impact of foreign exchange rate changes	356
At September 30, 2020	8,406

8.	Payables and accrued liabilities

	September 30, 2020	December 31, 2019
	$	$
Trade accounts payable	308	1,087
Salaries, employment taxes and benefits	113	64
Accrued audit fees	130	216
PIP study payables	—	118
Accrued severance	57	427
Other accrued liabilities	328	236
	936	2,148

9.	Provision for restructuring and other costs

On June 6, 2019, the Company announced that it was reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affected 8 employees that was completed by January 31, 2020.

14

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Cetrotide(R) onerous contracts	German Restructuring: severance	Total
	$	$	$
Balance – January 1, 2020	396	330	726
Utilization of provision	(36)	(323)	(359)
Change in provision	11	—	11
Impact of foreign exchange rate changes	17	(7)	10
Balance – September 30, 2020	388	—	388
Less current portion	117	—	117
Non-current portion	271	—	271

10.	Lease liabilities

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	903	1,522
Interest paid as charged to comprehensive income (loss) as other finance costs	(17)	(66)
Payment against lease liabilities	(248)	(614)
Modification of lease liability	(463)	—
Impact of foreign exchange rate changes	26	61
Balance – End of period	201	903
Current lease liabilities	125	648
Non-current lease liabilities	76	255

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021.

On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020. Concurrent with this termination, the Company was able to renegotiate a further reduction in leased square footage with the landlord, which resulted in a lease modification and a resulting gain of $34 which was recorded in the condensed interim consolidated statements of comprehensive loss.

11.	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	2,255	3,634
Issuance of warrants (a)	6,269	3,457
Warrants exercised during the period	—	(318)
Net gain on change in fair value of warrant liability	(1,147)	(4,518)
Warrant liability reclassified to equity (b)	(7,377)	—
Balance – End of period	—	2,255
Current portion of warrant liability	—	6
Long-term portion of warrant liability	—	2,249

15

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at September 30, 2020.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
December 2015 Warrants	2,331,000	0.351	7.10	0.11996%	65.47%	0.21	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

A summary of the activity related to the Company’s share purchase warrants that are classified as a liability is provided below.

	Nine months ended		Year ended
	September 30, 2020		December 31, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$	$
Balance – Beginning of period	6,629,144	4.00	3,391,844	6.23
Exercised	—	—	(87,700)	1.07
Issued (a)	13,043,033	0.65	3,325,000	1.65
Reclassified to equity (b)	(16,368,033)	0.86	—	—
Expired (c)	(973,144)	4.60	—	—
Balance – End of period	2,331,000	7.10	6,629,144	4.00

(a)	Warrants issued

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market (note 13). Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.62 per common share, which are exercisable immediately and will expire five years following the date of issuance.

16

On August 5, 2020, the Company closed a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering resulted in gross proceeds of approximately $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025.

2019

On September 20, 2019, the Company entered into a securities purchase agreement for $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50 (note 13). Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance.

All issued warrants contain a provision where if, at any time while the warrants are outstanding, the Company completes a Fundamental Transaction (as defined in the warrant agreements) but is generally understood to be a change of control of the Company, the warrant holders will have the right to receive payment for the unexercised warrant (as defined in the warrant agreements).

(b)	Warrant liability reclassified to equity

The Company had issued 3,325,000 unregistered investor warrants in the September 2019 closed direct offering as well as 2,608,696 unregistered investor warrants and 243,478 unregistered placement agent warrants in the February 2020 closed direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability.

Effective June 16, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of June 16, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 13).

The Company also issued 9,320,907 unregistered investor warrants and 869,952 unregistered placement agent warrants in the August 2020 registered direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants were accounted for as a liability on issuance and measured at fair value using the Black-Scholes option pricing model.. Effective September 14, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of September 14, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 13).

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The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants as at the noted dates of reclassification:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk- free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
As at June 16, 2020:
September 2019 Warrants	3,325,000	0.96	1.65	0.30%	104.5%	4.3	0.00%
February 2020 Investor Warrants	2,608,696	0.96	1.20	0.36%	119.3%	5.2	0.00%
February 2020 Placement Agent Warrants	243,478	0.96	1.62	0.32%	113.3%	4.7	0.00%
As at September 14, 2020:
August 2020 Investor Warrants	9,320,907	0.38	0.47	0.31%	120.5%	5.4	0.00%
August 2020 Placement Agent Warrants	869,952	0.38	0.704063	0.26%	114.6%	4.9	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(c)	Warrants expired

On March 10, 2020, the Company had 28,144 share purchase warrants expire, each with an exercise price of $1.07. On May 1, 2020, the Company had 945,000 share purchase warrants expire, each with an exercise price of $4.70.

12.	Employee future benefits

The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	September 30, 2020			Year ended December 31, 2019
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	13,705	83	13,788	13,205
Current service cost	36	2	38	49
Interest cost	118	1	119	241
Actuarial loss arising from changes in financial assumptions	665	—	665	1,040
Benefits paid	(335)	(3)	(338)	(483)
Impact of foreign exchange rate changes	575	4	579	(264)
Balances – End of the period	14,764	87	14,851	13,788
Amounts recognized:
In net loss	(154)	(3)	(157)	(262)
In other comprehensive loss	1,240	4	1,244	(810)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Discount rates were 1.1% at December 31, 2019, 1.8% at March 31, 2020, 1.1% at June 30, 2020 and 0.8% at September 30, 2020.

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13.	Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor share purchase warrants were issued at an exercise price of $1.20 per common share and 243,478 broker share purchase warrants were issued at an exercise price of $1.62 per common share (note 11(a)). The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value (note 11) and the remaining gross proceeds of $2,174 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $310 allocated to the warrant liability were recorded as expense in the statement of comprehensive loss.

During the second quarter of 2020, directors who were no longer on the Board redeemed their DSUs in full whereby 111,300 common shares were issued.

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price of $0.45 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants at an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share, expiring July 1, 2025 were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule and have been classified as equity.

Because the warrants were classified as equity, the gross proceeds of $12,000 was allocated as $6,308 to share capital and $5,691 to share purchase warrants based on their relative fair values. The transaction costs of $1,420 were reduced from share capital and share purchase warrants and charged to share issuance costs and classified as equity. The values ascribed to the share capital and share purchase warrants were recorded within equity, net of the allocated transaction costs.

On August 5, 2020, the Company closed a securities purchase agreement of 12,427,876 common shares at a purchase price of $0.56325 per common share. The offering resulted in gross proceeds of $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025. The gross proceeds of $7,000 was allocated as $3,944 to warrant liability based on the ascribed fair value (note 11) and the remaining gross proceeds of $3,056 were allocated to share capital. The transaction costs of $747were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs of $327. The transaction costs of $421 allocated to the warrant liability were recorded as expense in the statement of comprehensive loss.

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2019

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares (note 11(a)). The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the statement of comprehensive (loss) income.

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the Board and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan (the “LTIP”) and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as operating expenses in its condensed interim consolidated statements of comprehensive loss.

The following tables summarize the activity under the LTIP and the Stock Option Plan:

	Nine months ended September 30, 2020
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
September 30, 2020	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	741,116	3.61	212,000	441	912.00
Granted	—	—	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.14	—	—	—
Expired	(84,366)	15.51	—	(431)	912.00
Balance – End of period	326,400	2.03	173,000	10	912.00

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	Year ended December 31, 2019
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
December 31, 2019	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	727,816	4.07	161,000	869	743.56
Granted	185,000	1.07	150,000	—	—
Exercised	(64,850)	2.75	(99,000)	—	—
Canceled/Forfeited	(6,000)	13,39	—	—	—
Expired	(100,850)	2.24	—	(428)	570.00
Balance – End of period	741,116	3.61	212,000	441	912.00

The following table summarizes the activity regarding warrants that were reclassified into equity:

	Nine months ended September 30, 2020			Year ended December 31, 2019
		Weighted average exercise price
	Number	(US$)	$	$
Balance – Beginning of the period	—	—	—	Nil
Warrant liability reclassified to equity (note 11(b))	16,368,033	0.8556	7,377	Nil
Warrants issued as equity (July 2020)	28,533,333	0.4574	5,691	Nil
Balance – End of the period	44,901,366	0.6025	13,068	Nil

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk- free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
July 2020 Investor Warrants	26,666,666	0.52	0.45	0.2879%	123.1048%	5	0.00%
July 2020 Placement Agent Warrants	1,866,667	0.52	0.5625	0.2879%	123.1048%	5	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

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14.	Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Nine months ended September 30,
	2020	2019
	$	$
Key management personnel:
Salaries and short-term employee benefits	834	835
Consultant fees	137	151
Share-based compensation costs	143	731
Post-employment benefits	41	—
	1,155	1,717
Other employees:
Salaries and short-term employee benefits	837	1,318
Share-based compensation costs	(98)	14
Post-employment benefits	141	262
Termination benefits	—	773
	880	2,367
Cost of inventory used and services provided	907	101
Professional fees	1,380	2,287
Consulting fees	419	120
Insurance	645	663
Third-party research and development	175	480
Travel	51	130
Marketing services	32	2
Laboratory supplies	24	32
Other goods and services	72	112
Leasing costs, net of sublease receipts of $126 (2019 - $58)	104	238
Gain on modification of building lease (notes 6 and 10)	(219)	—
Impairment of right of use asset (note 6)	—	276
Impairment of prepaid asset	—	169
Depreciation and amortization	13	78
Depreciation of right of use assets (note 6)	165	177
Operating foreign exchange (gain) losses	(60)	44
	5,743	8,993

15.	Supplemental disclosure of cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(27)	(85)	(183)	(281)
Inventory	4	(42)	832	(538)
Prepaid expenses and other current assets	754	(1)	853	(124)
Payables and accrued liabilities	(761)	(525)	(1,212)	(278)
Current portion of deferred revenues	23	—	(372)	—
Employee future benefits (note 12)	(123)	(96)	(338)	(313)
	(130)	(749)	(420)	(1,534)

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16.	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash being its primary components, is to ensure sufficient liquidity to fund operating expenses and working capital requirements. Over the past several years, the Company has raised capital via public equity and registered direct offerings and issuances under various at-the-market sales programs as its primary source of liquidity. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

17.	Financial instruments and financial risk management

Financial assets and liabilities as at September 30, 2020 and December 31, 2019 are presented below.

September 30, 2020	Financial assets at amortized cost	Financial Liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	21,746	—	—	21,746
Trade and other receivables	254	—	—	254
Restricted cash equivalents	325	—	—	325
Payables and accrued liabilities	—	—	936	936
Lease liabilities	—	—	201	201
	22,325	—	1,137	21,188

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	7,838	—	—	7,838
Trade and other receivables	404	—	—	404
Restricted cash equivalents	364	—	—	364
Payables and accrued liabilities	—	—	2,148	2,148
Lease liabilities	—	—	903	903
Warrant liability	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

Fair value

IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

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In notes 11and 13 - The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value.

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. As at September 30, 2020, trade accounts receivable for an amount of approximately $61 were with four counterparties of which $55 was past due and impaired and fully provided for (December 31, 2019 - $265 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 45 days after quarter-end. At September 30, 2020, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 60 days of invoicing. The maximum exposure to credit risk approximates the amount outstanding in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 16 - Capital disclosure, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at September 30, 2020, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the nine-month period ended September 30, 2020 would have been lower or higher by approximately $160 (2019 - $710).

18.	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

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19.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
Net loss	(1,136)	(331)	(3,807)	(5,036)
Basic weighted average number of shares outstanding	56,211,486	16,887,819	33,832,136	16,651,969
Net loss per share (basic)	(0.02)	(0.02)	(0.11)	(0.31)

Diluted weighted average number of shares outstanding	56,211,486	16,887,819	33,832,136	16,651,969
Net loss per share (diluted)	(0.02)	(0.02)	(0.11)	(0.31)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	326,410	660,021	326,410	660,021
Deferred share units	173,000	235,000	173,000	235,000
Warrants (number of equivalent shares)	47,232,366	4,887,810	47,232,366	6,765,314

Net loss per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

20.	Commitments and Contingencies

Service and manufacturing
$
Less than 1 year	1,248
1 - 3 years	5
4 - 5 years	5
More than 5 years	1
Total	1,259

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application (“NDA”) for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

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